Squire, Sanders & Dempsey L.L.P. 221 E. Fourth St., Suite 2900 Cincinnati, OH 45202 Office: +1.513.361.1200 Fax: +1.513.361.1201 Direct Dial: +1.513.361.1230 smahon@ssd.com

May 20, 2010

VIA FAX AND EDGAR

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Limoneira Company Amendment No. 3 to Registration Statement on Form 10 Filed May 4, 2010 File No. 0-53885

Dear Mr. Reynolds:

Thank you for your comments to the revisions to the Limoneira Company (the “Company”) Registration Statement on Form 10 proposed in our letter to you dated May 19, 2010.  We are counsel to the Company in connection with the Registration Statement on Form 10 and very much appreciate your additional comments.  The following is the Company’s response to such comments.  As previously discussed, after receiving your input regarding the Company’s responses, the Company proposes to file an Amendment No. 4 to Registration Statement on Form 10, which will incorporate the Company’s responses to your comments.  For your ease of reference, we have restated in full below your comments and the Company’s responses.  Please be advised that the information herein has been obtained from the Company.

Grants of Plan-Based Awards in Fiscal Year 2009, page 51

1.
We repeat the first sentence of comment two of our April 29, 2010 letter.  For example, for Mr. Delmatoff, each of his three grants — two plan grants, one cash and one equity, plus the restricted share grant - should be reported on a separate line in the table.  Please revise or explain.

As discussed, the Company proposes to revise the grants table to reflect the grants of equity and non-equity plan-based awards made to the named executive officers in the fiscal year ended October 31, 2009 as follows:

Cincinnati • Cleveland • Columbus • Houston • Los Angeles • Miami • New York • Palo Alto • Phoenix • San Francisco • Tallahassee • Tampa
Tysons Corner • Washington DC • West Palm Beach  |  Bogotá+ • Buenos Aires+ • Caracas • La Paz+ • Lima+ • Panamá+ • Rio de Janeiro • Santiago+
 Santo Domingo • São Paulo  |  Beirut+ • Bratislava • Brussels • Bucharest+ • Budapest • Frankfurt • Kyiv • London • Moscow • Prague • Riyadh+ • Warsaw
Beijing • Hong Kong • Shanghai • Tokyo +               independent network firm
www.ssd.com

John Reynolds May 20, 2010 Page 2	Squire, Sanders & Dempsey L.L.P.

Grants of Plan-Based Awards in Fiscal Year 2009

The following table provides information about grants of equity and non-equity plan-based awards to the named executive officers in the fiscal year ended October 31, 2009:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)(7)			Estimated Possible Payouts Under Equity Incentive Plan Awards(4)(5)(7)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock (#)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Harold Edwards	---	N/A(3)	N/A(3)	N/A(3)	---	---	---
	12/24/2008(1)	---	---	---	47,840	---	598,478
Don Delmatoff	---	10,750	43,000	215,000	---	---	---
	12/24/2008(1)	---	---	---	22,860	---	285,979
Alex Teague	---	12,500	50,000	250,000	---	---	---
	12/24/2008(1)	---	---	---	26,580	---	332,516
Peter Dinkler	---	5,537	22,148	110,742	---	---	---
	12/24/2008(1)	---	---	---	2,210	---	27,647

(1)
For performance beginning November 1, 2007, ending October 31, 2008.  The grant date for each award is the grant date determined for financial reporting purposes pursuant to FASB ASC Topic 718 (pre-codification FAS 123R), which is the date the board of directors approved each award.

(2)
These columns show the potential payments for each of our named executive officers under the Management Incentive Plan in fiscal 2009, for fiscal 2008 performance.  No other non-equity incentive plan awards were granted in fiscal 2009.

(3)
Pursuant to the terms of the Management Incentive Plant, after the end of each fiscal year our compensation committee may award Mr. Edwards an annual discretionary cash-based incentive bonus for performance in such fiscal year.  Whether a cash-based incentive bonus is awarded, as well as the amount of any such bonus, is entirely within the discretion of our compensation committee.  Moreover, as a result of such annual cash-based bonus being discretionary, there is no minimum (threshold), target or maximum range for the amount of such bonus, and the bonus is not contingent upon the company or Mr. Edwards achieving any pre-determined objective or subjective criteria.

(4)
On December 24, 2008, we granted our named executive officers, 4,784; 2,286; 2,658; and 221 shares, respectively, of restricted shares of our Common Stock under the Stock Grant Performance Bonus Plan at a grant date fair value per share of $125.10 in respect fiscal 2008 performance.  No other grants of equity incentive plan awards were made during fiscal 2009.  The number of shares included in the table for each executive officer has been adjusted to reflect the stock split approved by our stockholders on March 23, 2010. The restricted stock vests, ratably, one-third on the date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant.  Upon termination of employment of any named executive officer, any unvested shares of such terminated officer on the date of his termination revert to the company.

(5)
All such shares, whether vested or unvested, are considered issued and outstanding on the date of grant, and our named executive officers have voting right with respect to, and receive any dividends on, such shares granted to them.  Upon termination of employment, any dividends received by the terminated named executive officer on unvested shares are for the benefit of, and are to be repaid by such named executive officer, to the company.

John Reynolds May 20, 2010 Page 3	Squire, Sanders & Dempsey L.L.P.

(6)	The value of stock awards is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(7)
The grant date for each award in respect of fiscal 2008 occurred in fiscal 2009 and is the grant date determined for financial reporting purposes pursuant to FASB ASC Topic 718 (pre-codification FAS 123R), which is the date the board of directors approved each award.  Similarly, if awards in respect of fiscal 2009 had been awarded, the grant date for such awards would have been in fiscal 2010.  Specifically, because the key terms and conditions of the awards are subject to approval by the board of directors, and the fact that the company is not obligated in any respect to issue and/or pay any awards until such approval has been provided, the awards are not deemed granted under FASB ASC Topic 718 (pre-codification FAS 123R) until such approval has been obtained.

Directors Compensation Table. page 53

2.
With regard to comment three of our April 29, 2010 letter, the grants table should report all grants whether or not the awards were actually earned by the named executive officer.  The first sentence of the second paragraph says, "Mr. Edwards is eligible to receive an annual discretionary cash-based incentive bonus as determined by our compensation committee." This disclosure appears to indicate that a grant was made, even though no incentive compensation was paid.  Please revise or explain.

The Company proposes to revise and expand the second paragraph under “Annual Performance Cash-Based Incentive Bonuses” to state as follows:

Pursuant to the terms of the Management Incentive Plan, after the end of each fiscal year our compensation committee may award Mr. Edwards an annual discretionary cash-based incentive bonus for performance in such fiscal year.  Whether a cash-based incentive bonus is awarded, as well as the amount of any such bonus, is entirely within the discretion of our compensation committee.  Moreover, as a result of such annual cash-based incentive bonus being discretionary, there is no minimum (threshold), target or maximum range for the amount of such bonus, and the bonus is not contingent upon the company or Mr. Edwards achieving any pre-determined objective and/or subjective criteria.  In determining whether to award to Mr. Edwards a cash-based incentive bonus, and if so, the amount of such bonus, our compensation committee may consider pre-determined objective criteria typically based upon our overall financial performance for a particular fiscal year as well as achievements (or failures) outside the scope of such criteria.  Such criteria may include the company’s pre-tax earnings and cash provided from operations, the monetization or disposition of material non-performing assets, positive exposure of the company and its activities to the investment community, improving the company’s organizational strength, achieving milestones in real estate development projects, capital infusions to the company and other unspecified special achievements.  Notwithstanding that our compensation committee typically considers, among other things, pre-determined objective criteria in determining whether to award Mr. Edwards a cash-based annual incentive bonus, and, if so, the amount of such bonus, our compensation committee is not obligated to make an award if such criteria is satisfied.  Furthermore, our compensation committee is also permitted to make an award to Mr. Edwards even if such criteria is not satisfied.  Whether a cash-based annual incentive bonus is awarded to Mr. Edwards, and if awarded, the amount of such award, in respect of a fiscal year is determined by our compensation committee and approved by our board of directors and paid in the following fiscal year.

John Reynolds May 20, 2010 Page 4	Squire, Sanders & Dempsey L.L.P.

In determining the amount of cash-based incentive bonus to award to Mr. Edwards, if any, for fiscal 2009 our compensation committee considered, among other things, the Company’s overall financial performance in fiscal 2009, and particularly that the company did not achieve pre-tax earnings and cash provided from operations greater than 110% of the average of the preceding four years.  As a result, our compensation committee determined to not award a cash bonus to Mr. Edwards for fiscal 2009.

Thank you for your time and attention to Limoneira Company’s Registration Statement on Form 10.  Should you have any questions concerning the responses to your comments, please do not hesitate to contact me at 1.513.361.1230.

Sincerely, Stephen C. Mahon

cc:	Ms. Janice McGuirk, Division of Corporation Finance